

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 15, 2006

<u>Via U.S. Mail and Fax (718-547-4801)</u>
Mr. Stephen D. Rogers
Chief Executive Officer
Magic Communications, Inc.
5 West Main Street
Elmsford, NY 10523

>   **Re: Magic Communications, Inc.**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed April 17, 2006**
>
>   **File No. 0-50090**

Dear Mr. Rogers,

       We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

>   Sincerely,
>
>   /s/ Kyle Moffatt for
>
>   Larry Spirgel
>   Assistant Director